Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321)

pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

June 11, 2024

Aquila Tax-Free Trust of Arizona Aquila Tax-Free Fund of Colorado Aquila Churchill Tax-Free Fund of Kentucky	Aquila Narragansett (RI) Tax-Free Income Fund Aquila Tax-Free Trust of Oregon Aquila Tax-Free Fund For Utah

Aquila Municipal Trust Funds Special Meeting of Shareholders

Notice to Morgan Stanley Clients

As a shareholder in one of the above-referenced Aquila Municipal Trust Funds, we have enclosed a Proxy Statement/Prospectus in connection with a Special Meeting of Shareholders scheduled to be held on June 17, 2024.

We apologize that you are receiving this important information so late in the solicitation process.

Please note that it is important that you vote your shares as soon as possible.

If you have any questions regarding the meeting, please contact our proxy solicitor, Morrow Sodali Fund Solutions at 1-(833) 876-2476.

Thank you,

Diana P. Herrmann

President

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.